Exhibit 99.1

Enerplus Announces Sale of Certain Canadian Assets

CALGARY, AB, July 28, 2022 /CNW/ - Enerplus Corporation ("Enerplus" or the "Company") (TSX: ERF) (NYSE: ERF) today announced that it has entered into a definitive agreement to sell certain Canadian assets (the "Assets") located in Alberta to Journey Energy Inc. ("Journey") for total consideration of CDN$140 million (US$109 million), prior to closing adjustments. Under the terms of the agreement, the total consideration comprises cash of CDN$81 million, 3.0 million common shares in Journey valued at CDN$14 million based on its last five trading days volume weighted average share price, and a CDN$45 million monthly amortizing, interest-bearing loan which Enerplus will provide to Journey that is secured by certain of the Assets and which must be repaid in full by October 31, 2024.

The Assets include the Company's Ante Creek and Medicine Hat operations along with its broad interests in the West Five and West Six areas of Alberta. Production from the Assets is approximately 3,400 BOE per day (60% crude oil) on a net after deduction of royalty basis (4,400 BOE per day before deduction of royalties). The Assets include over 400 net wells.

Enerplus is continuing to advance opportunities to divest its remaining Canadian assets in Alberta and Saskatchewan with associated production of approximately 3,000 BOE per day (99% crude oil) on a net after deduction of royalty basis (4,000 BOE per day before deduction of royalties).

Proceeds from the transaction are expected to be directed to debt reduction and enhancing Enerplus' return of capital to shareholders. Enerplus will provide an update on its return of capital plans with the Company's second quarter 2022 results to be announced on August 4, 2022.  Updated guidance will also be provided with the second quarter results announcement.

The transaction is expected to close at the end of the third quarter of 2022, subject to customary closing conditions.

Tudor Pickering Holt & Co. and Scotiabank acted as financial advisors to the Company with respect to the transaction.

About Enerplus

Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations. For more information, visit the Company's website at www.enerplus.com.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Barrels of Oil Equivalent

This news release contains references to "BOE" (barrels of oil equivalent). Enerplus has adopted the standard of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl) when converting natural gas to BOEs.  BOE may be misleading, particularly if used in isolation.  The foregoing conversion ratios are based on an energy equivalency conversion method primarily applicable at the burner tip and do not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalent of 6:1, utilizing a conversion on a 6:1 basis may be misleading.

NOTICE REGARDING INFORMATION CONTAINED IN THIS NEWS RELEASE

This news release contains certain forward-looking information and forward-looking statements ("forward-looking information") within the meaning of applicable securities laws. The use of any of the words "expect", "believe", "estimate", "will", "plan", "strategy" and similar expressions are intended to identify forward-looking information. In particular, but without limiting the foregoing, this news release contains forward-looking information pertaining to the following: proposed disposition of the Assets, including the terms of the transaction, estimated consideration and terms thereof, timing of completion and expected impacted of the sale on Enerplus' operations and financial results; and expected usage of transaction proceeds, including with respect to debt reduction plans and returning capital to shareholders.

The forward-looking information contained in this news release reflects several material factors and expectations and assumptions of Enerplus including, without limitation: that the transaction will be completed substantially on the terms and within the timeline described in this news release; that we will conduct our operations and achieve results of operations as anticipated; estimated commodity prices; and the general continuance of current or, where applicable, assumed industry conditions.

The forward-looking information included in this news release is not a guarantee of future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation: failure to complete the sale of the Assets in accordance with the terms thereof or at all and/or failure to realize the anticipated benefits of such sale; inability of the Company to divest its remaining Canadian assets in Alberta and Saskatchewan on the timelines anticipated or at all; unanticipated operating results; fluctuations in commodity prices; and certain other risks detailed from time to time in Enerplus' public disclosure documents (including, without limitation, those risks identified in its annual information form for the year ended December 31, 2021, management's discussion and analysis ("MD&A"), and Form 40-F at December 31, 2021 as it may be updated from time to time by current reports on Form 6-K, all of which are available, as applicable, on SEDAR website at www.sedar.com, on the SEC's website at http://www.sec.gov and on Enerplus' website).

SOURCE Enerplus Corporation

View original content: http://www.newswire.ca/en/releases/archive/July2022/28/c2816.html

%CIK: 0001126874

For further information: Investor Contacts: Drew Mair, 403-298-1707; Krista Norlin, 403-298-4304

CO: Enerplus Corporation

CNW 20:00e 28-JUL-22